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                               October 25, 2021

       Donald G. Basile
       Co-Chief Executive Officer
       Roman DBDR Tech Acquisition Corp.
       2877 Paradise Rd. #702
       Las Vegas, NV 89109

                                                        Re: Roman DBDR Tech
Acquisition Corp.
                                                            Amendment No. 4 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed October 8,
2021
                                                            File No. 001-39687

       Dear Dr. Basile:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A

       Regulatory changes or actions may restrict the use of the Arculus Wallet, page 20

   1. We note your response to our prior comment 1 and reissue in part. Please add a subheading to this risk
factor to describe the risk to investors that your role in facilitating transactions in digital
assets creates the risk that you may be operating as an unregistered exchange or part of an
unregistered exchange mechanism under the Exchange Act. Please also consider adding
additional subheadings for the other distinct regulatory risks that are discussed.
       Arculus, page 168

   2. We note your disclosure on page 169 that "[i]t is not presently anticipated that the Arculus
                                                        Wallet would support
transactions in XRP or other Cryptocurrencies characterized as securities under the
federal securities laws, unless CompoSecure determines in the future to partner with a
third-party securities broker/dealer or to, itself, register as a securities
 Donald G. Basile
Roman DBDR Tech Acquisition Corp.
October 25, 2021
Page 2
      broker/dealer." Please revise this disclosure for consistency with your disclosure on page
      168 where you list XRP as one of the digital assets supported by the Arculus Wallet.
3. We note that for some digital assets the Arculus Wallet provides "Support for Storage and
      Peer-to-Peer/Send & Receive." Please revise the Arculus disclosure on pages 155-158 to describe the peer-to-peer and send and receive features, including an illustrative example of how your product facilitates such transfers.
4. Please revise your disclosure to explain what you mean by your reference to
      CompoSecure determining that a digital asset has "a meaningful risk" of being a security.
      Please also clarify whether this is the same standard as applied in the sentence that follows when you reference CompoSecure's determination that certain digital assets are "not likely to be securities."
5. We note your disclosure that CompoSecure has determined that Bitcoin, Bitcoin Cash and
      Ethereum are not likely to be securities. Please revise to address the determination made by CompoSecure for all other digital assets for which transactions are supported.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rolf Sundwall at (202) 551-3105 or Sharon Blume at (202) 551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie at (202) 551-3469 with any other questions.



                                                            Sincerely,
FirstName LastNameDonald G. Basile
                                                            Division of
Corporation Finance
Comapany NameRoman DBDR Tech Acquisition Corp.
                                                            Office of Finance
October 25, 2021 Page 2
cc:       Anthony J. McCusker, Esq.
FirstName LastName